EXECUTION VERSION

SECOND AMENDING AGREEMENT AND WAIVER

THIS AGREEMENT made as of the 6th day of March, 2009.

BETWEEN:

LUNDIN MINING CORPORATION, a corporation amalgamated under the laws of Canada (the “Parent”) and LUNDIN MINING AB, a corporation incorporated under the laws of Sweden (“Lundin AB”)

(Lundin AB, together with the Parent, herein called the “Borrowers”)

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as administrative agent of the Lenders under the Credit Agreement

(herein called the “Administrative Agent”)

- and -

THE BANK OF NOVA SCOTIA, BNP PARIBAS (SUISSE) SA, WESTLB AG,
TORONTO BRANCH, BANK OF MONTREAL, ING BANK N.V., SKANDINAVISKA
ENSKILDA BANKEN AB (publ), ABN AMRO BANK N.V., STOCKHOLM BRANCH,
COMMONWEALTH BANK OF AUSTRALIA, HSH NORDBANK AG, COPENHAGEN
BRANCH AND N.M. ROTHSCHILD & SONS LIMITED

                    (herein collectively called the “Lenders” and individually called a “Lender”)

                         WHEREAS, the Borrowers, the Lenders and the Administrative Agent entered into a credit agreement dated as of May 28, 2007, pursuant to which the Lenders established certain credit facilities in favour of the Borrowers, as amended by an agreement made as of May 15, 2008 (collectively, the “Credit Agreement”);

                         AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

                         NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                     Capitalized Terms. All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1                     General Rule. Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                     Defined Terms. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	the definition of “Applicable Rate” is amended by adding the following at the end thereof:

Notwithstanding any other provision hereof, the Applicable Rate, from and including the Second Amending Agreement Effective Date, shall be as follows:

Prime Rate Loan and Base Rate Canada Loan interest rate margin	Acceptance fee rate, LIBOR Loan interest rate and Letter issuance fee rate	Standby fee rate
3.500% per annum	4.500% per annum	1.125% per annum

Changes in the Applicable Rate pursuant to the preceding sentence apply, as at and from the Second Amending Agreement Effective Date, to Bankers’ Acceptances, BA Rate Loans, LIBOR Loans and Letters outstanding on the Second Amending Agreement Effective Date but only for the remaining portion of applicable terms or Interest Periods, as the case may be. At any time that an Event of Default has occurred and is continuing, the Applicable Rate shall, if the Administrative Agent has so notified the Borrowers, be increased by an additional 2.00% per annum.

(b)	the definition of “Asset Sale Trigger Event” is deleted in its entirety;

(c)	the definition of “Company” is deleted in its entirety and replaced by the following:

“Company” means the Obligors and all other Subsidiaries of the Parent, other than (except in Section 9.4) Excluded Entities and “Company” means any of the Companies.

(d)	the definition of “Excluded Entity” is deleted in its entirety and replaced by the following:

“Excluded Entity” means Morales (Overseas) Ltd., a corporation incorporated under the laws of Cyprus, (together with its successors and assigns, “Ozernoe Mining”), any present and future Person any Shares of whom are owned, directly or indirectly, by Ozernoe Mining, and who owns, directly or indirectly, assets of the Ozernoe Project. Subject to the last sentence hereof and to Section 9.4, the Excluded Entities shall be excluded from the financial and other covenants hereunder (except as otherwise provided in this definition and to Section 9.4, the Companies may deal with the Excluded Entities and the Excluded Investments without restriction), no financial assistance of any type may be provided by any Company to an Excluded Entity (other than the direct or indirect Investment of the Parent in such Excluded Entity that existed at the time of such designation or that arises pursuant to any commitment or entitlement that existed at the time of such designation (including, without limitation, ongoing obligations to preserve and maintain existing and future project assets and to fund its pro rata share of existing and future work programs and budgets), any Investment to purchase political risk insurance with respect to the Ozernoe Investment or the Ozernoe Project Guarantee Obligations, a limited recourse guarantee where recourse to the relevant Company is limited to the Shares and other Excluded Investments in the Excluded Entity held by such Company) and no recourse may be had to any Company with respect to the obligations of such Excluded Entity (other than in connection with the Excluded Investments and the Ozernoe Project Guarantee Obligations, the aforesaid financial assistance and any Liens on the Shares and other Excluded Investments in the Excluded Entity). For greater certainty as to the ability of the Companies to deal with an Excluded Investment, the Companies may grant Liens in and subordinate the Excluded Investments in favour of senior project lenders and may pay their pro rata share of funding for the project into escrow accounts with senior project lenders and grant Liens on such funds. For certainty as concerns the Excluded Entities, only cash investment income received therefrom by the Companies in Permitted Jurisdictions may be included in the determination of EBITDA.

(e)	the definition of “Excluded Investments” is deleted in its entirety and replaced by the following:

“Excluded Investments” means the Ozernoe Investment (and any Investments relating thereto that are permitted by the definition of Excluded Entity). Subject to the last sentence hereof, Excluded

Investments shall be excluded from the financial and other covenants (other than Section 9.4) hereunder. For certainty as concerns the Excluded Investments, only cash investment income received therefrom by the Companies in Permitted Jurisdictions may be included in the determination of EBITDA.

(f)	the definition of “Full Recourse Guarantors” is amended by deleting “, Zinkgruvan” and replacing it with “, Zinkgruvan, Tenke Holdings”;

(g)	the definition of “Ownership Interest” is deleted in its entirety and replaced by the following:

“Ownership Interest” means, at any particular time and with respect to a particular Excluded Investment or the Tenke Fungurume Project, the direct or indirect ownership interest of the Parent in such Excluded Investment or the Tenke Fungurume Project, as the case may be.

(h)	the definition of “Permitted Indebtedness” is hereby amended as follows:

	(i)	by amending paragraph (f) thereof to add the following after the phrase “the Subordination and Postponement Undertaking” :

and further provided that, in the case of any such Indebtedness owing by Tenke Holdings, such Indebtedness arises pursuant to a commitment or entitlement that exists as at the date hereof (including, without limitation, ongoing obligations to preserve and maintain the assets of the Tenke Fungurume Project and to fund its pro rata share of existing and future work programs and budgets with respect thereto);

(ii)	by amending paragraph (i) thereof as follows:

(A)

by deleting the phrase “5% of Tangible Net Worth at such time, where the Tangible Net Worth is determined exclusive of the Excluded Investments and the Excluded Entities” and replacing it with “U.S. $20,000,000”; and

	(B)	by deleting “; and” and replacing it with “;”;

(iii)	by amending paragraph (j) thereof by deleting “.” and replacing it with “; and”; and

(iv)	by adding the following immediately after paragraph (j):

(k) Indebtedness of Tenke Holdings under any guarantee granted by Tenke Holdings in accordance with Tenke Holdings’ pre-existing obligations under Section 8.11 of the Tenke JVSA.

(i)	the definition of “Permitted Liens” is hereby amended as follows:

	(i)	by deleting the reference to “U.S.$50,000,000” in paragraph (p) thereof and replacing it with “U.S.$20,000,000”;

	(ii)	by deleting “; and” in paragraph (s) thereof and replacing it with “;”;

	(iii)	by deleting the reference to “Acquisition.” in paragraph (t) thereof and replacing it with “Acquisition; and”; and

	(iv)	by adding the following new paragraphs (u) and (v) thereto as follows:

(u)

Liens granted by Tenke Holdings over its Shares in TF Holdings Ltd. and its Participating Interest (as such term is defined in the Tenke JVSA) in the Tenke Fungurume Project provided such Liens are granted in accordance with Tenke Holdings’ pre-existing obligations under Section 8.11 of the Tenke JVSA; and

(v) the Lien granted to the Operator (as defined in the Tenke JVSA) pursuant to Section 8.4(e) of the Tenke JVSA.

(j)	the definition of “Prepayment Amount” is deleted in its entirety and replaced by the following:

“Prepayment Amount” means, with respect to:

(a)

an Ozernoe Trigger Event, the gross cash proceeds (including (x) payments from time to time in respect of instalment obligations, if any as and when received and (y) payments received with respect to the sale, transfer or other disposition of any intercompany Indebtedness in connection with the underlying sale, transfer or other disposition) received by or on behalf of the Parent or any Subsidiary of the Parent less the sum of reasonable and customary fees, commissions, expenses, discounts and other reasonable costs paid by or on behalf of the Parent or any such Subsidiary in connection with such Ozernoe Trigger Event;

(b)

a Tenke Trigger Event, the gross cash proceeds (including payments from time to time in respect of instalment obligations, if any as and when received) received by or on behalf of Tenke Holdings less the sum of reasonable and customary fees, commissions, expenses, discounts and other reasonable costs paid by or on behalf of the Tenke Holdings in connection with the Tenke Trigger Event;

(c)	a Tasiast Trigger Event, the gross cash proceeds (including payments from time to time in respect of instalment obligations, if any as and when received) received by or on behalf of the Parent or any Subsidiary of the Parent less the sum of (x) reasonable and customary fees, commissions, expenses, discounts and other reasonable costs paid by or on behalf of the Parent or any such Subsidiary in connection with the Tasiast Trigger Event; and (y) amounts in respect of repayment or assumption of Indebtedness associated with the Tasiast Mine; or

(d)	a Leverage Trigger Event, an amount equal to 25% of the Excess Cash Flow for the Fiscal Quarter which is the subject of the Leverage Trigger Event.

(k)	the definition of “Prepayment Trigger Event” is amended by deleting the phrase “Asset Sale Trigger Event” and replacing it with “Tenke Trigger Event, Ozernoe Trigger Event”;

(l)	the following definitions are added in alphabetical order to Section 1.1 of the Credit Agreement:

“Independent Financial Advisor” means a financial advisor retained by the Administrative Agent on behalf of the Lenders after consultation with the Borrowers.

“Ozernoe Trigger Event” means any sale, transfer or other disposition of any Excluded Entity or Excluded Investment.

“Second Amending Agreement Effective Date” February 25, 2009.

“Tenke Entity” means any Person any Shares of whom are owned, directly or indirectly by Tenke Holdings, and who owns, directly or indirectly any assets of the Tenke Fungurume Project.

“Tenke JVSA” means the joint venture and shareholders agreement dated January 16, 2004 between the Borrower (formerly, Tenke Mining Corp.), Tenke Holdings Ltd, TF Holdings Ltd. (formerly, Lundin Holdings Limited), certain individuals and Phelps Dodge Katanga Corporation, as amended to the date hereof, and as may be further amended, modified, supplemented or replaced from time to time in accordance with the provisions hereof.

“Tenke Holdings” means Tenke Holdings Ltd., a corporation incorporated under the laws of Bermuda.

“Tenke Trigger Event” the receipt by Tenke Holdings of any freely distributable proceeds of any debt or equity financing related to the Tenke Fungurume Project or any Tenke Entity.

2.3                     Tenke Holdings. Article 1 of the Credit Agreement is hereby amended by adding the following after Section 1.15:

1.16      Tenke Holdings. Tenke Holdings and any Tenke Entities shall be excluded from the financial, and financial reporting, covenants hereunder; provided, however, only cash investment income received from Tenke Holdings or any Tenke Entities by the Parent in Permitted Jurisdictions may be included in the determination of EBITDA.

2.4                     Establishment of the Credit Facilities. Section 2.1(a) of the Credit Agreement is hereby amended as follows:

(i)	in Section 2.1(a) the reference to “U.S.$575,000,000” is deleted and replaced by “U.S.$400,000,000; and

(ii)	in Section 2.1(a)(i) the reference to “U.S.$287,500,000” is deleted and replaced by “U.S.$200,000,000”

2.5                     No Further Drawdowns under the RT Facility. Article 4 of the Credit Agreement is hereby amended by adding the following after Section 4.2:

4.3      No Further Drawdowns Under the RT Facility. From and including the Second Amending Agreement Effective Date, neither Borrower shall be entitled to deliver a Drawdown Notice with respect to the RT Facility, nor shall any Lender be obligated to extend credit to either Borrower under the RT Facility. For certainty, the foregoing shall not prohibit rollovers or conversions pursuant to Article 5 or 6, respectively, of credit outstanding under the RT Facility as at, and from, the Second Amending Agreement Effective Date.

2.6                     Applicable Rate Adjustment. Section 7.9 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

7.9      [Intentionally deleted]

2.7                     Section 10.1 of the Credit Agreement is hereby amended by adding the following after Section 10.1(v):

(w)      Tenke Holdings.

As at March 6, 2009, (i) there are no Liens in existence pursuant to clause (u) of the definition of “Permitted Liens” and no Indebtedness in existence pursuant to clause (k) of the definition of “Permitted Indebtedness”, (ii) Tenke Holdings is not in default of any cash calls made by the Operator (as defined in the Tenke JVSA) pursuant to Section 8.4 of the Tenke JVSA and (iii) no more than U.S.$30,000,000 remains due and payable by TF Holdings Ltd. pursuant to Section 4(b) of the amended and restated mining convention dated September 28, 2005 entered into among the Democratic Republic of Congo, La Generale des Carrieres et des Mines, TF Holdings Ltd. (formerly Lundin Holdings Ltd.) and Tenke Fungurume Mining S.A.R.L.

2.8                     Financial Reporting. Section 11.1(a) of the Credit Agreement is hereby amended as follows:

(a)	Section 11.1(a)(iv) is amended by deleting “; and” and replacing it with “;”; and

(b)	by deleting Section 11.1(a)(v) and replacing it with the following:

(v)        within 28 days of the engagement of the Independent Financial Advisor and every week after the initial delivery pursuant to this Section 11.1(a)(v), a 13-week forecast of the Parent on a consolidated basis vetted by the Independent Financial Advisor; and

(vi)       within 45 days of the engagement of the Independent Financial Advisor, a 12 month cash flow model of the Parent, together with, to the extent reasonably practicable, quarterly cash flow models for the 12 month period thereafter, each on a consolidated basis vetted by the Independent Financial Advisor; and

(vii)      such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time, including, any information that may be reasonably requested in respect of any Permitted Acquisition.

2.9                     Reimbursement of Expenses. Section 11.1(f) of the Credit Agreement is hereby amended by deleting the phrase “any environmental, insurance or other consultants retained by the Administrative Agent” and replacing it with the phrase “any environmental, insurance or other consultants retained by the Administrative Agent as well as the Independent Financial Advisor.

2.10                   Independent Financial Advisor. Section 11.1 of the Credit Agreement is hereby amended by adding the following after Section 11.1(w):

(x)

Independent Financial Advisor. The Borrowers authorize the Administrative Agent to disclose to the Independent Financial Advisor any information which the Administrative Agent has concerning the Companies and their affairs. The Borrowers agree to cooperate fully with the Independent Financial Advisor and its employees, appraisers, agents and representatives and authorize the Independent Financial Advisor to have complete and open access to its premises and those of the other Companies and to be provided promptly with all information and records of every kind and description including, without limitation, all business, accounting, legal and other records, documents and files which it may reasonably request.

2.11                     Disposition of Assets. Section 11.2(d) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(d)	Disposition of Assets. The Borrowers shall not, and shall not suffer or permit any other Company to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any of their assets, property or undertaking. For certainty, the preceding sentence shall not prohibit sales of inventory or obsolete equipment in the ordinary course of business, the sale of all or any silver in concentrate now or hereafter produced from any operating mine pursuant to a Silver Purchase Agreement or any sales of exploration properties having an aggregate fair market value of not more than U.S.$7,500,000.

2.12                   Distributions. Section 11.2(e) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(e)	Distributions. The Borrowers shall not suffer or permit the Parent to make any Distributions.

2.13                   Acquisitions. Section 11.2(g) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(g)	Acquisitions. The Borrowers shall not, and shall not suffer or permit any other Company to, make any Acquisitions.

2.14                   Amendments. Section 11.2(i) of the Credit Agreement is hereby amended by adding the following at the end thereof:

The Borrowers shall not, and shall not permit any other Company to, enter into any amendment or modification of, or grant any waiver or consent with respect to any non-compliance under, the Tenke JVSA. The Borrowers shall not suffer or permit Tenke Holdings to consent to any matter pursuant to Section 6.1 of the Tenke JVSA without the prior written consent of the Majority Lenders. The Borrowers shall forthwith provide to the Administrative Agent a copy of any notice or other communication received by Tenke Holdings under or pursuant to the Tenke JVSA including, for certainty, any cash calls made by the Operator (as defined in the Tenke JVSA) pursuant to Section 8.4 of the Tenke JVSA.

2.15                   Investments. Sections 11.2(j)(iii) and (iv) of the Credit Agreement are hereby deleted in their entirety and replaced by the following:

(iii)	Investments in any Company (other than Tenke Holdings); and

(iv)

Investments in Tenke Holdings or any Tenke Entities to fund any commitment or entitlement that exists as at the date hereof (including, without limitation, ongoing obligations to preserve and maintain the assets of the Tenke Fungurume Project and to fund Tenke Holdings' pro rata share of existing and future work programs and budgets with respect thereto).

2.16                   Tenke Holdings. Section 11.2 if the Credit Agreement is hereby amended by addidng the following after Section 11.2(l):

(m)      Tenke Holdings. The Borrowers shall not suffer or permit Tenke Holdings to be in default of any payment obligations under the Tenke JVSA including, without limitation, any cash call payment obligations pursuant to Section 8.4 thereof.

2.17                   Events of Default. Section 13.1 of the Credit Agreement is hereby amended as follows:

(a)	Section 13.1(c) and (d) are amended as follows:

(i) by deleting each reference therein to “any Subject Entity” and replacing each such reference with “any Subject Entity or Tenke Entity”;

(ii) by deleting each reference therein to “such Subject Entity” and replacing each such reference with “such Subject Entity or Tenke Entity, as the case may be”;

(b)	Section 13.1(m) is amended by deleting “; or” and replacing it with “;”;

(c)	Section 13.1(n) is amended by deleting “;” and replacing it with “; or”; and

(d)	by adding the following is added after Section 13.1(n):

(o)

the Parent ceases to own, beneficially and of record, all of the issued and outstanding Shares of Tenke Holdings or Tenke Holdings ceases to own, directly or indirectly, at least 24.75% of the assets of the Tenke Fungurume Project;

2.18                   Schedules A, G, J and K. Schedules A, G, J and K to the Credit Agreement are hereby deleted in their entirety and replaced with the Schedules A, G, J and K attached hereto.

2.19                   Schedule B. Schedule B of the Credit Agreement is hereby amended as follows:

(a)

Section 6 thereof is amended by deleting the phrase “Excluded Entities and Excluded Investments” and replacing it with “Excluded Entities, Excluded Investments, Tenke Holdings Tenke Entities and the Tenke Investment (and any Investments related thereto)”; and

(b)	the Calculation Worksheet thereof is amended by deleting the following:

“Rolling EBITDA attributable to

(i)	Excluded Entities	U.S.$ ________________

(ii)	Excluded Investments	U.S.$ ________________”

and replacing it with the following:

“Rolling EBITDA attributable to the following:

(i)	Excluded Entitles	U.S.$ ________________

(ii)	Tenke Holdings et al	U.S.$ ________________

(iii)	Excluded Investments	U.S.$ ________________

(iv)	Investments re: Tenke Holdings	U.S.$ ________________”

2.20                   Deliveries Pursuant to Credit Agreement. For the purposes of the Credit Agreement, this agreement and any document or instrument referred to herein shall be deemed to be delivered pursuant to the Credit Agreement and to be referred to in the Credit Agreement.

ARTICLE 3
 REPRESENTATIONS AND WARRANTIES

3.1                     Representations and Warranties. To induce the Lenders and the Administrative Agent to enter into this agreement, each Borrower hereby represents and warrants to the Lenders and the Administrative Agent that:

(a)

the representations and warranties of such Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof; and

(b)	no Default has occurred and is continuing, or would arise, upon this agreement becoming effective.

ARTICLE 4
CONDITIONS PRECEDENT TO EFFECTIVENESS

4.1                     Conditions Precedent to Effectiveness. This agreement shall not be effective unless the following conditions have been satisfied:

(a)	each of the parties hereto shall have executed and delivered this agreement and the Guarantors have executed and delivered the acknowledgement attached hereto;

(b)

the Parent has executed and delivered to the Administrative Agent a general security agreement as well as a pledge agreement with respect to the shares of Tenke Holdings and Tenke Holdings has executed and delivered to the Administrative Agent a Guarantee, each in form and substance satisfactory to the Administrative Agent;

(c)	the Borrowers shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

	(i)	a duly certified copy of the articles of incorporation and by-laws or comparable documents of each of the Parent and Tenke Holdings;

	(ii)	a certificate of status or good standing for each of the Parent and Tenke Holdings issued by the appropriate governmental body or agency of the jurisdiction in which each such Company is incorporated;

(iii)

a duly certified copy of the resolution of the board of directors of each of the Parent and Tenke Holdings authorizing it to execute, deliver and perform its obligations under each Credit Document referred to in Section 4.1(b) to which such Company is a signatory and, in the case of Tenke Holdings, a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of Tenke Holdings) of Tenke Holdings authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent or its nominees and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(iv)

a certificate of an officer of each of the Parent and Tenke Holdings, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents referred to in Section 4.1(b) to which such Company is a signatory;

	(v)	share certificates representing all of the issued and outstanding shares of Tenke Holdings, duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(vi)

an opinion of each of the Parent and Tenke Holdings’ counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of each such Company, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents referred to in Section 4.1(b) to which such Company is a party in the jurisdiction of incorporation of such Company and in jurisdiction(s) whose laws govern such Credit Document and such other matters as the Administrative Agent may reasonably request;

(vii)

an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with each of the Parent and Tenke Holdings (including, without limitation, the legality, validity and binding nature of the obligations of such Company under, and the enforceability against such Company of, the Credit Documents referred to in 4.1(b) of the Parent and

Tenke Holdings which are governed by the laws of the Province of Ontario); and

(viii)	a certified copy of the Tenke JVSA;

(d)

the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(e)

all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to the Security Documents referred to in Section 4.1(b) and to ensure the perfection and the intended first-ranking priority of such Security;

(f)	no Default shall have occurred and be continuing or would arise upon this agreement becoming effective; and

(g)

the Parent has paid to each Lender that has approved in writing the TNW Covenant Waiver Request dated February 18, 2009 to the Lenders from the Administrative Agent a work fee equal to twenty basis points of such Lender’s aggregate Individual Commitment, with such Individual Commitment based on a RT Facility of U.S.$400,000,000.

ARTICLE 5
WAIVER

5.1                     Tangible Net Worth. The Majority Lenders hereby waive any non-compliance of the Borrowers with Section 11.1(o) of the Credit Agreement for the period up to and including June 5, 2009 (the “TNW Waiver Period”).

ARTICLE 6
MISCELLANEOUS

6.1                     Effective Date of this Agreement. Upon this agreement becoming effective, this agreement shall have effect from and including February 25, 2009.

6.2                     Future References to the Credit Agreement. On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

6.3                     Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.4                     Enurement. This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.5                     Conflict. If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

6.6                     Counterparts. This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Executed counterparts shall be delivered to the Agent or transmitted to the Agent by telefacsimile and the parties adopt signatures so transmitted to the Agent as original signatures; provided, however, that any party transmitting its signature to the Agent by telefacsimile shall promptly deliver to the Agent an original of the executed counterpart of this agreement which was so transmitted.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

Lundin Mining Corporation	LUNDIN MINING CORPORATION
1500-150 King Street West
Toronto, ON M5H 1J9
By:
Attention: Chief Financial Officer		Name:
Telefax: (416) 348-0303		Title:

By:
Name:
Title:

Lundin Mining AB	LUNDIN MINING AB
c/o Lundin Mining Corporation
1500-150 King Street West
Toronto, ON M5H 1J9
By:
Attention: Chief Financial Officer		Name:
Telefax: (416) 348-0303		Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

By:
Name:
Title:

By:
Name:
Title:

BNP PARIBAS (SUISSE) SA

By:
Name:
Title:

By:
Name:
Title:

WESTLB AG, TORONTO BRANCH

By:
Name:
Title:

By:
Name:
Title:

BANK OF MONTREAL

By:
Name:
Title:

By:
Name:
Title:

ING BANK N.V.

By:
Name:
Title:

By:
Name:
Title:

SKANDINAVISKA ENSKILDA BANKEN
AB (publ)

By:
Name:
Title:

By:
Name:
Title:

ABN AMRO BANK N.V., STOCKHOLM
BRANCH

By:
Name:
Title:

By:
Name:
Title:

COMMONWEALTH BANK OF
AUSTRALIA

By:
Name:
Title:

By:
Name:
Title:

HSH NORDBANK AG, COPENHAGEN
BRANCH

By:
Name:
Title:

By:
Name:
Title:

N.M. ROTHSCHILD & SONS LIMITED

By:
Name:
Title:

By:
Name:
Title:

The undersigned, each being a Guarantor under the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantees delivered pursuant to the Credit Agreement.

LUNDIN MINING CORPORATION

By:
Name:
Title:

By:
Name:
Title:

GALMOY MINES LIMITED

By:
Name:
Title:

By:
Name:
Title:

LUNDIN MINING LIMITED

By:
Name:
Title:

By:
Name:
Title:

BARINAS ENTERPRISES COMPANY
LIMITED

By:
Name:
Title:

By:
Name:
Title:

ZINC HOLDINGS LIMITED

By:
Name:
Title:

By:
Name:
Title:

ZINKGRUVAN MINING AB

By:
Name:
Title:

By:
Name:
Title:

NORTH ATLANTIC NATURAL
RESOURCES AB

By:
Name:
Title:

By:
Name:
Title:

LUNDIN MINING HOLDING AB

By:
Name:
Title:

By:
Name:
Title:

RIO NARCEA GOLD MINES, LTD.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment

The Bank of Nova Scotia	NRT Facility: RT Facility:	Nil U.S.$67,478,261

BNP PARIBAS (SUISSE) SA	NRT Facility: RT Facility:	Nil U.S.$55,652,174

WestLB AG, Toronto Branch	NRT Facility: RT Facility:	Nil U.S.$55,652,174

Bank of Montreal	NRT Facility: RT Facility:	Nil U.S.$55,652,174

ING Bank N.V.	NRT Facility: RT Facility:	Nil U.S.$41,739,130

Skandinaviska Enskilda Banken AB	NRT Facility: RT Facility:	Nil U.S.$38,260,870

ABN AMBRO	NRT Facility: RT Facility:	Nil U.S.$24,347,826

Commonwealth Bank of Australia	NRT Facility: RT Facility:	Nil U.S.$24,347,826

HSH Nordbank AG, Copenhagen Branch	NRT Facility: RT Facility:	Nil U.S.$24,347,826

NM Rothschild	NRT Facility: RT Facility :	Nil U.S.$12,521,739

SCHEDULE G
CORPORATE CHART

December 2008

Lundin Mining Corporation
(Canada)
100%
Lundin Mining AB
(Sweden)
100%
South Atlantic (Bermuda) I Ltd.
(British Virgin Isl)
100%
Tenke Holdings Ltd.
(Bermuda)
30%
TF Holdings Ltd.
(Bermuda)
82.5%
Tenke Fungurume Mining Corp. SARL
(Democratic Rep of Congo)
100%
Zinkgruvan Mining AB
(Sweden)
ZINKGRUVAN MINE
100%
Lundin Mining Exploration AB
(Sweden)
100%
North Atlantic Natural Resouces AB (Sweden)
STORLIDEN MINE
100%
Lundin Mining Ltd.
(Ireland)
100%
Lundin Resources Ltd.
(Ireland)
100%
Lundin Mining Exploration Ltd.
(Ireland)
100%
Rio Narcea Gold Mines, Ltd.
(Canada)
See attached org. chart of Rio Narcea #1
100%
Lundin Mining Exploration S.L. Sociedad Unipersonal
(Spain)
100%
Lundin Mining UK Ltd.
(Great Britian)
49%
Morales (Overseas) Ltd.
(Cyprus)
99.99%
Lundin Mining Katanga
(Democratic Rep of Congo)
50%
Galmoy Mines Ltd.
(Ireland)
GALMOY MINE
50%
50%
Lundin Zinc Ltd.
(Ireland)
50%
100%
Lundin Mining Holding AB
(Sweden)
100%
Barinas Enterprises Company Limited
(Cyprus)
100%
Somincor S.A.
(Portugal)
NEVES-CORVO MINE
100%
AGC Minas de Portugal
(Portugal)
100%
Zink Holdings Limited
(Cyprus)
99.86%
Pirites Alentejanas, S.A.
(Portugal)
ALJUSTREL MINE
100%
Transminas-Operadar Portuario, LDA
100%
Ozernoe GOK OAO
(Russia)
100%
Techprominvest OOO
(Russia)
100%
Llarova Holdings Ltd
(Cyprus)

December 2008

Rio Narcea Gold Mines, Ltd.
(Canada)
100%
Rio Narcea Corporativa, S.L.
(Spain)
100%
4258703 Canada Inc.
(Canada)
100%
Defiance Quebec Inc.
(Canada)
100%
Taslast Holdings S.A.
(Luxembourg)
100%
Geomaque de Honduras, S.A. De C.V.
(Honduras)
100%
Rio Narcea Recursos, S.A.
(Spain)
AGUABLANCA MINE
100%
Rio Narcea Nickel, S.A.
(Spain)
100%
Rio Narcea Gold Mines, S.L.
(Spain)
100%
Rio Narcea Gold Mines, S.A.
(Portugal)
100%
Naraval Gold S.L.
(Spain)
95%
Explorac. Mineras del Cantabrico, S.L.
(Spain)
100%
Rio Narcea Logistica, S.L.
(Spain)

SCHEDULE J
CAPITAL OF PLEDGED SUBSIDIARIES

Pledged Subsidiary	Authorized Capital	Issued Capital	Owner of Record
Lundin AB	224,949,071 shares	224,949,071 shares	Parent
Zinkgruvan	450,000 shares	450,000 shares	Lundin AB
North Atlantic	31,240,710 shares	31,240,710 shares	Lundin AB
Galmoy	10,000,000	4 shares	Lundin AB (as to 2) LML (as to 2)
Barinas	200,000	160,140 shares	Lundin Mining Holding
Zink Holdco	45,000	42,130 shares	Lundin Mining Holding
Tenke Holdings	12,000 ordinary shares, 750,000 class A redeemable preference shares and 153,000 class B redeemable preference shares	12,000 ordinary shares, 112,375 Class A redeemable preference shares and 153,000 Class B redeemable preference shares	Parent
Rio Narcea Recursos, S.A.	4,890,648	4,890,648	Rio Narcea Corporativa, S.L.

SCHEDULE K
SECURITY DOCUMENTS

1.	Pledge Agreement dated as of May 28, 2007 entered into by the Parent and the Administrative Agent (re: Shares of Lundin AB);

2.	Pledge Agreement dated as of May 28, 2007 entered into by the Lundin AB and the Administrative Agent (re: Shares of Zinkgruvan);

3.	Pledge Agreement dated as of May 28, 2007 entered into by Lundin AB and the Administrative Agent (re: Shares of North Atlantic);

4.	Pledge Agreement dated as of May 28, 2007 entered into by the Lundin AB and the Administrative Agent (re: Shares of Galmoy);

5.	Pledge Agreement dated as of May 28, 2007 entered into by the Parent and the Administrative Agent (re: Shares of Zink Holdco);

6.	Pledge Agreement dated as of May 28, 2007 entered into by the Parent and the Administrative Agent (re: Shares of Barinas); and

7.	Pledge Agreement dated as of May 28, 2007 by entered into LML and the Administrative Agent (re: Shares of Galmoy);

8.	General Security Agreement dated as of March 6, 2009 entered into by the Parent and the Administrative Agent;

9.	Pledge Agreement dated as of March 6, 2009 entered into by the Parent and the Administrative Agent (re: Shares of Tenke Holdings).